Exhibit 99.1

Enlivex Treasury Portfolio Update: RAIN Holdings Valued at Approximately $1.16 Billion;
Rain Foundation Appoints Industry Leaders to Advisory Board

●	As of May 27, 2026, Enlivex held 79,568,550,005 RAIN tokens with a total value of approximately $1.16 billion.

●	Separately, the Rain Foundation recently announced the appointment of five industry leaders to its advisory board, supporting the next phase of growth of the Rain protocol, the primary digital asset in Enlivex’s prediction markets treasury strategy.

Nes-Ziona, Israel, May 28, 2026 (GLOBE NEWSWIRE) -- Enlivex Ltd. (Nasdaq: ENLV, “Enlivex” or the “Company”), a quality longevity company powered by a prediction markets treasury, today provided an update on its RAIN token holdings. As of May 27, 2026, the Company held 79,568,550,005 RAIN tokens with a total value of approximately $1.16 billion.

Separately, the Rain Foundation, the administrative body overseeing the Rain protocol, recently announced the appointment of five industry leaders to its advisory board. The new appointments include Stefan Rust, former Chief Executive Officer of Bitcoin.com and a prominent entrepreneur in the blockchain industry; Dennis Liu, known as Virtual Bacon, a crypto analyst and content creator specializing in technical analysis and investment research; Route2FI, a financial writer and crypto influencer known for in-depth analysis of decentralized finance strategies and macroeconomic trends; David Airey, Chief Operating Officer of Crypto Banter, a major live-streaming media platform focused on digital asset markets; and Danny Frishman, a veteran technology entrepreneur with an extensive track record in blockchain and digital innovation.

According to the Rain Foundation, the Rain protocol has achieved significant traction since launching its open beta, with more than 29,000 users and more than 100 million RAIN tokens burned through its buyback-and-burn mechanism, as of April 27, 2026. On May 27, 2026, the Rain Foundation announced a $100 million liquidity commitment to Rain’s prediction markets protocol. The increased liquidity currently positions Rain as the third-largest prediction market protocol globally by Total Value Locked (TVL). Polymarket leads the prediction market category with approximately $450 million in TVL1, and Rain’s $100 million liquidity commitment positions the protocol as the third-largest globally, alongside the category leaders.

Oren Hershkovitz, Ph.D., CEO of Enlivex, commented, “Our updated treasury position reflects Enlivex’s strategic commitment to the prediction markets sector. We believe that the continued progress of the Rain protocol ecosystem, including the current jump into the 3rd place in the leading prediction markets league table with approximately $100MM in TVL1, compared with approximately $450MM for Polymarket, supports our long-term view of RAIN as a core treasury asset.”

About Enlivex (Nasdaq: ENLV)

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis. In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

[1]	Source: https://dune.com/rain predictions/rain; https://defillama.com/protocols/prediction-market

Enlivex (Nasdaq: ENLV)	www.enlivex.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs.

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO Enlivex Ltd. shachar@enlivex.com

Enlivex (Nasdaq: ENLV)	www.enlivex.com